

August 16, 2010

Via Facsimile and U.S. Mail

Mr. David Wei Tang
Chief Financial Officer
Vimicro International Corporation
15/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People's Republic of China

> **Re:** **Vimicro International Corporation**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed May 12, 2010**
> **File No. 001-34225**

Dear Mr. Tang:

We have reviewed your response letter dated August 10, 2010 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

-Consolidated Statement of Operations, page F-3

1.   We note your response to prior comment 2. Please revise your future filings to classify the government grant revenue received for Vimicro Wuxi's funding as part of your income from operations for each reporting period presented since the establishment and

funding of Vimicro Wuxi appears to be part of your continuing operations. Alternatively, please explain to us in more detail why you believe that your current classification is appropriate.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Lynn Dicker, Reviewing Accountant, at (202) 551-3616, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief